Final Payment on Algonquin Power & Utilities Corp’s Convertible Debentures
Represented by Instalment Receipts Due by February 2, 2017
NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES OR TO UNITED STATES PERSONS
OAKVILLE, Ontario, January 3, 2017 /CNW/ - Algonquin Power & Utilities Corp. (“APUC”) (TSX: AQN, NYSE: AQN) issued today the final instalment notice (the “Final Instalment Notice”) in respect of its 5.00% convertible unsecured subordinated debentures (“Debentures”) represented by instalment receipts (“Instalment Receipts”).
The Final Instalment Notice provides that, among other things: (i) payment of the final instalment ($667 per $1,000 principal amount of Debentures) is due by February 2, 2017 (the “Final Instalment Date”); (ii) holders of Debentures will receive accrued and unpaid interest of $6.8493 per $1,000 principal amount of Debentures; (iii) holders of Debentures who have paid the final instalment on or before the Final Instalment Date will also receive a make-whole payment of $3.6986 per $1,000 principal amount of Debentures, representing the interest that would have accrued from the day following the Final Instalment Date to and including March 1, 2017; and (iv) concurrently with or at any time after the Final Instalment Date and prior to redemption or maturity, holders of fully paid Debentures will have the right to convert their Debentures into APUC common shares at a conversion price of $10.60 per common share. APUC will issue up to 108,490,556 common shares on conversion of the outstanding Debentures. On the day following the Final Instalment Date, the interest rate payable on the Debentures will fall to an annual rate of 0% and interest will cease to accrue on the Debentures. APUC expects the Instalment Receipts to be delisted from the Toronto Stock Exchange (the “TSX”) on or about the Final Instalment Date. The Debentures are not and will not be listed on the TSX.
About Algonquin Power & Utilities Corp.
APUC is a North American diversified generation, transmission and distribution utility with $10 billion in total assets. The distribution business group provides rate regulated water, electricity and natural gas utility services to over 782,000 customers in the United States. The generation business group owns a portfolio of regulated and long-term contracted North American based wind, solar, hydroelectric and thermal powered generating facilities representing more than 2,500 MW of installed capacity. The transmission business group invests in rate regulated electric transmission and natural gas pipeline systems in the United States and Canada. APUC delivers continuing growth through an expanding pipeline of renewable energy development projects, organic growth within its regulated distribution and transmission businesses, and the pursuit of accretive acquisitions. Common shares, preferred shares, and instalment receipts are traded on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, AQN.PR.D, and AQN.IR. APUC’s common shares are also listed on the New York Stock Exchange under the symbol AQN. Visit APUC at www.AlgonquinPowerandUtilities.com and follow us on Twitter @AQN_Utilities.
Forward Looking Information
Certain matters discussed in this press release are “forward-looking statements” within the meaning of applicable securities laws. Statements that are not historical facts, including statements about beliefs, expectations, estimates, projections, goals, forecasts, assumptions, risks and uncertainties, are forward-looking statements. Forward-looking statements are often characterized by the use of words such as “believes,” “estimates,” “expects,” “projects,” “may,” “intends,” “plans,”

“anticipates,” “pro forma,” “predicts,” “seeks,” “could,” “would,” “will,” “can,” “continue” or “potential” and the negative of these terms or other comparable or similar terminology or expressions. The forward-looking statements in this press release include, without limitation, statements relating to the timing of the Final Instalment Date. These statements reflect APUC management's current beliefs and are based on information currently available to APUC. Certain factors or assumptions have been applied in drawing the conclusions contained in the forward-looking statements (some of which may prove to be incorrect). APUC cautions readers that a number of factors could cause actual results, performance or achievement to differ materially from the results discussed or implied in the forward-looking statements. Important factors that could cause actual results, performance and results to differ materially from those indicated by any such forward-looking statements include risks and uncertainties relating to the following: (i) the risk that other conditions to the closing of the proposed acquisition may not be satisfied; and (ii) the timing to consummate the acquisition.
Additional detailed information about these assumptions, risks and uncertainties is included in APUC’s securities regulatory filings, including under the heading “Enterprise Risk Management” in APUC’s annual Management’s Discussion and Analysis and in its Annual Information Form, which can be found on SEDAR at www.sedar.com. Except as required by law, APUC disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
For further information please contact:

Ian Tharp
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
905‐465‐6770
ian.tharp@APUCorp.com